FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
MITSUI TO EXPAND SUPPLY CAPACITY AT WESTERN AUSTRALIAN IRON ORE
JOINT VENTURES WITH BHPB
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 20, 2005
Commission File Number      09929
Mitsui & Co., Ltd.
(Translation of registrant’s name into English)
2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004     Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 20, 2005

MITSUI & CO., LTD.
By:	/s/ Kazuya Imai
	Name:	Kazuya Imai
	Title:	Executive Director Senior Executive Managing Officer Chief Financial Officer

October 20, 2005
Mitsui & Co., Ltd.
For immediate release
To whom it may concern
MITSUI TO EXPAND SUPPLY CAPACITY AT WESTERN AUSTRALIAN IRON ORE
JOINT VENTURES WITH BHPB
- RESPONDING TO THE TIGHTNESS OF THE WORLD IRON ORE MARKET -
Mitsui & Co., Ltd. (Mitsui) today announced that it will increase supply capacity at its Western Australian iron ore operations, jointly owned with the worlds’ largest mining house, BHP Billiton Limited / BHP Billiton Plc (BHP Billiton).
Mitsui, together with BHP Billiton and Itochu Corporation, currently operates three iron ore joint ventures, namely, Mt. Newman JV, Yandi JV, and Goldsworthy JV. (The participating interests of each company in the three joint ventures are 7%, 85% and 8%, respectively.) The three joint ventures exported approximately 100 million tons of iron ore in 2004 and 50 million in the first half of 2005, mainly to Asian markets.
Ten years ago, in 1995, the worlds’ iron ore seaborne trade totaled approximately 400 million tons. Since then, it has increased by approximately 200 million tons, reaching nearly 600 million tons in 2004, due to, in particular, the rapid increase in China’s imports. The worlds’ iron ore seaborne trade is expected to grow another 200-300 million tons by 2010.
In order to comply with the future increase in iron ore demand, the three joint ventures are planning for staged expansions of supply capacity. As a step, they approved an expansion plan to add 20 million tons per annum (Mtpa) to their capacity, upgrading combined capacity to 129 Mtpa by 2008.
The capital expenditure for the expansion work will total A$2.2 billion (180 billion yen). Mitsui will bear approximately A$150 million (approximately 12.6 billion yen). The expansion will focus mainly on Mining Area C mine and encompass future expansions of rail systems and the loading port, which is meant to bring improved efficiency in operations and reduce overall operating costs.
Following the expansion investments, Mitsui’s equity production of iron ore from the three joint ventures will increase from the current 7 Mtpa to approximately 9 Mtpa.
In response to the worldwide tightness of iron ore supply, Mitsui will contribute to expanding supply capacity.

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¡ BHP Billiton company profile

Founded:	June 30, 2001
BHP Billiton, the worlds’ largest international mining house, was formed by merger of the following two companies:
1) BHP (Australia), whose main business focused on iron ore, coal, oil, natural gas, etc.
2) Billiton (South Africa), whose main business focused on aluminum, non ferrous metals, coal, etc.
Head Quarters:	Melbourne, Australia
BHP Billiton is a dual-listed company and is listed in both Sydney and London. It is also listed in Johannesburg and New York.
Recent performance:
YEJ2004 (full year)
	Sales:	US$24,943 million (approximately 2.7 trillion yen)
	PAT:	US$3,510 million (approximately 3,900 billion yen)
Western Australian iron ore production: 88.9Mt (100% base)

YEJ2005 (full year)
	Sales:	US$31,804 million (approximately 3.6 trillion yen)
	PAT:	US$6,512 million (approximately 7,400 billion yen)
Western Australian iron ore production: 103.7Mt (100% base)
¡ Contacts:
Mitsui & Co., Ltd.
   Corporate Communications Division
   Tel: +81-3-3285-7562
   Investor Relations Division
   Tel: +81-3-3285-7910
¡ Attachment:
Project Map

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Attachment : Project Map